# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GRAFTECH INTERNATIONAL LTD, CIK 0000931148
CUSIP: 384313607
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 982 KEYNOTE CIRCLE, BROOKLYN HEIGHTS, Ohio (OH), 44131
Date of event which requires filing of this statement: 09/16/2026
Filed by CIK 0001944761
Persons authorized to receive notices and communications: Nilesh Undavia, 474 NE 3rd Street, Boca Raton, Florida (FL), 33432, (617) 763-8191

## Reporting persons
- Undavia Nilesh (CIK 0001944761): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,282,474; shared voting power 929,030; sole dispositive power 1,282,474; shared dispositive power 929,030; aggregate amount beneficially owned 2,211,504 (8.5% of the class)
- Liliana Undavia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 281,000; shared voting power 1,930,504; sole dispositive power 281,000; shared dispositive power 1,930,504; aggregate amount beneficially owned 2,211,504 (8.5% of the class)
- Kanta Undavia: type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 2,211,504; sole dispositive power 0; shared dispositive power 2,211,504; aggregate amount beneficially owned 2,211,504 (8.5% of the class)
- The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 568,030; shared voting power 1,643,474; sole dispositive power 568,030; shared dispositive power 1,643,474; aggregate amount beneficially owned 2,211,504 (8.5% of the class)
- The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 60,000; shared voting power 2,151,504; sole dispositive power 60,000; shared dispositive power 2,151,504; aggregate amount beneficially owned 2,211,504 (8.5% of the class)
- The Nilesh Undavia Irrevocable Family Trust #1: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 260,000; shared voting power 1,951,504; sole dispositive power 260,000; shared dispositive power 1,951,504; aggregate amount beneficially owned 2,211,504 (8.5% of the class)
- The Liliana Undavia Irrevocable Family Trust #1: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 260,000; shared voting power 1,951,504; sole dispositive power 260,000; shared dispositive power 1,951,504; aggregate amount beneficially owned 2,211,504 (8.5% of the class)
- The Kanta Undavia Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 20,000; shared voting power 2,191,504; sole dispositive power 20,000; shared dispositive power 2,191,504; aggregate amount beneficially owned 2,211,504 (8.5% of the class)
- The Sophia Undavia Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 7,000; shared voting power 2,204,504; sole dispositive power 7,000; shared dispositive power 2,204,504; aggregate amount beneficially owned 2,211,504 (8.5% of the class)
- The Jai Undavia Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 7,000; shared voting power 2,204,504; sole dispositive power 7,000; shared dispositive power 2,204,504; aggregate amount beneficially owned 2,211,504 (8.5% of the class)
- The Julia Undavia Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 7,000; shared voting power 2,204,504; sole dispositive power 7,000; shared dispositive power 2,204,504; aggregate amount beneficially owned 2,211,504 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: GRAFTECH INTERNATIONAL LTD
Address of issuer's principal executive offices: 982 KEYNOTE CIRCLE, BROOKLYN HEIGHTS, Ohio (OH), 44131
Comment:
This Amendment No. 3 (this Amendment) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the SEC) on February 12, 2024 (as amended, the Schedule 13D), by the Reporting Persons with respect to the common stock, par value $0.01 per share (the Common Stock), of GrafTech International Ltd., a Delaware corporation (the Issuer). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Schedule 13D. Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.

On August 29, 2025, the Issuer effected a 1-for-10 reverse stock split of the Common Stock (the Reverse Stock Split). Unless otherwise indicated, all share figures in this Amendment reflect the Reverse Stock Split. The 17,308,942 shares of Common Stock reported in Amendment No. 2 correspond to 1,730,895 shares of Common Stock on a post-Reverse Stock Split basis.

## Item 2. Identity and Background
Residence or business address:
(b) Item 2(b) is hereby amended and restated in its entirety as follows:
The business address of each Reporting Person is 474 NE 3rd Street, Boca Raton, FL 33432.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:
Personal funds of the Undavias, contributed to the Trusts and to Nilesh P Undavia Charles Schwab & Co., Inc. Custodial IRA Rollover (the Charles Schwab IRA) and Nilesh P Undavia IRA Rollover with JP Morgan (the JP Morgan IRA and, together with the Charles Schwab IRA, the IRAs), were used to purchase the 2,211,504 shares (the Shares) of the Issuers Common Stock to which this Schedule 13D relates. The Shares were purchased by the Reporting Persons for an aggregate purchase price of approximately $46,135,312.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended to add the following: The Reporting Persons acquired the additional Shares reported in this Amendment for investment purposes, based on their belief that the Common Stock is an attractive investment in light of current industry conditions. The Reporting Persons may acquire additional shares of Common Stock from time to time in open market transactions, privately negotiated transactions or otherwise, or may dispose of shares of Common Stock, in each case depending upon market conditions, the price and availability of the Common Stock, and other investment considerations, and in each case subject to the terms of the Cooperation Agreement described in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own 2,211,504 Shares, or approximately 8.5%, of the outstanding Common Stock (calculated based on information included in the Quarterly Report on Form 10-Q filed by the Issuer on July 24, 2026 for the quarter ended June 30, 2026, which reported that 26,092,164 shares of Common Stock were issued and outstanding as of June 30, 2026). The Reporting Persons also may be deemed to be members of a 'group' (within the meaning of SEC Rule 13d-5) by virtue of their verbal agreement to vote, hold, or sell the Shares in the same manner and to act in concert with respect to the proposals brought to the Board by Mr. Undavia as set forth in Item 4 and as brought forth by Mr. Undavia from time to time.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Undavia may be deemed to beneficially own through the IRAs (i) 620,000 shares of Common Stock beneficially owned by the Charles Schwab IRA and (ii) 402,474 shares of Common Stock beneficially owned by the JP Morgan IRA. Mr. Undavia is the sole trustee of the LU Irrev Trust. Accordingly, Mr. Undavia may be deemed to hold sole voting and dispositive power with respect to the 1,282,474 shares of Common Stock held by him through the IRAs and the LU Irrev Trust.

Liliana Undavia is the sole trustee of the NU Irrev Trust, the Sophia Trust, the Jai Trust, and the Julia Trust. Accordingly, Liliana Undavia may be deemed to hold sole voting and dispositive power with respect to the 281,000 shares of Common Stock held by the NU Irrev Trust, the Sophia Trust, the Jai Trust, and the Julia Trust. Nilesh Undavia and Kanta Undavia are trustees of the Kanta Trust, each with power to vote or dispose of the shares of Common Stock held by such Trust unilaterally.

Nilesh Undavia and Liliana Undavia are trustees of the NPU Trust and the LAU Trust, each with power to vote or dispose of the shares of Common Stock held by such Trusts unilaterally. Furthermore, the Reporting Persons have verbally agreed to vote, hold or sell the Shares in the same manner and to act in concert with respect to the proposals brought to the Board by Mr. Undavia as set forth in Item 4 and as brought forth by Mr. Undavia from time to time. Accordingly, each of the Reporting Persons could be deemed to have shared voting and dispositive power with respect to the following number of Shares:

NPU Trust: 1,643,474
LAU Trust: 2,151,504
NU Irrev Trust: 1,951,504
LU Irrev Trust: 1,951,504
Kanta Trust: 2,191,504
Sophia Trust: 2,204,504
Jai Trust: 2,204,504
Julia Trust: 2,204,504
Nilesh Undavia: 929,030
Liliana Undavia: 1,930,504
Kanta Undavia: 2,211,504
Transactions in the class effected during the past sixty days:
(c) Item 5(c) is hereby amended and restated in its entirety as follows:

Except as set forth below, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days. Each of the transactions set forth below was an open market purchase of Common Stock:

The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018
Trade Date Number of Shares Price Per Share ($) Aggregate Purchase Price($)
09/08/2026 4,001 $6.72 $26,878.72
09/08/2026 999 $6.69 $6,679.31
09/08/2026 5,000 $6.69 $33,430.00
09/08/2026 5,000 $6.62 $33,087.17
09/08/2026 5,000 $6.50 $32,500.00
Total 20,000 $132,575.20

Nilesh Undavia (Charles Schwab IRA)
Trade Date Number of Shares Price Per Share ($) Aggregate Purchase Price($)
09/09/2026 4,429 $6.27 $27,760.89
09/09/2026 571 $6.23 $3,556.95
09/09/2026 5,000 $6.15 $30,750.00
09/09/2026 5,000 $6.15 $30,749.52
09/09/2026 5,000 $6.15 $30,750.00
Total 20,000 $123,567.36

The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018

Trade Date Number of Shares Price Per Share ($) Aggregate Purchase Price($)
09/16/2026 225,419 $8.11 $1,827,484.22
09/16/2026 365 $7.36 $2,686.40
Total 225,784 $1,830,170.62

## Signatures
- Undavia Nilesh: /s/ Nilesh Undavia, Nilesh Undavia, Individual (09/18/2026)
- Liliana Undavia: /s/ Liliana Undavia, Liliana Undavia, Individual (09/18/2026)
- Kanta Undavia: /s/ Kanta Undavia, Kanta Undavia, Individual (09/18/2026)
- The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018: /s/ Nilesh Undavia, Nilesh Undavia, Trustee (09/18/2026)
- The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018: /s/ Liliana Undavia, Liliana Undavia, Trustee (09/18/2026)
- The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018: /s/ Liliana Undavia, Liliana Undavia, Trustee (09/18/2026)
- The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018: /s/ Nilesh Undavia, Nilesh Undavia, Trustee (09/18/2026)
- The Nilesh Undavia Irrevocable Family Trust #1: /s/ Liliana Undavia, Liliana Undavia, Trustee (09/18/2026)
- The Liliana Undavia Irrevocable Family Trust #1: /s/ Nilesh Undavia, Nilesh Undavia, Trustee (09/18/2026)
- The Kanta Undavia Revocable Trust: /s/ Nilesh Undavia, Nilesh Undavia, Trustee (09/18/2026)
- The Kanta Undavia Revocable Trust: /s/ Kanta Undavia, Kanta Undavia, Trustee (09/18/2026)
- The Sophia Undavia Irrevocable Trust: /s/ Liliana Undavia, Liliana Undavia, Trustee (09/18/2026)
- The Jai Undavia Irrevocable Trust: /s/ Liliana Undavia, Liliana Undavia, Trustee (09/18/2026)
- The Julia Undavia Irrevocable Trust: /s/ Liliana Undavia, Liliana Undavia, Trustee (09/18/2026)